As filed with the Securities and Exchange Commission on October 16, 2018

Securities Act File No. 333-227116

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

SARATOGA INVESTMENT CORP.

(Exact Name of Registrant as Specified in Charter)

535 Madison Avenue

New York, New York 10022

(Address of Principal Executive Offices)

(212) 906-7800

(Registrant’s Telephone Number, Including Area Code)

Christian L. Oberbeck

Chief Executive Officer

Saratoga Investment Corp.

535 Madison Avenue

New York, New York 10022

(Name and Address of Agent for Service)

COPIES TO:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

Approximate date of proposed public offering:

From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☐  When declared effective pursuant to Section 8(c).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-227116) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

2.	Exhibits

The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the SEC:

Exhibit Number	Description

(a)(1)	Articles of Incorporation of Saratoga Investment Corp. (incorporated by reference to Saratoga Investment Corp.’s Form 10-Q for the quarterly period ended May 31, 2007).

(a)(2)	Articles of Amendment of Saratoga Investment Corp. (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed August 3, 2010).

(a)(3)	Articles of Amendment of Saratoga Investment Corp. (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed August 13, 2010).

(b)	Amended and Restated Bylaws of Saratoga Investment Corp. (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on March 5, 2008).

(c)	Not applicable.

(d)(1)	Specimen certificate of Saratoga Investment Corp.’s common stock, par value $0.001 per share. (incorporated by reference to Saratoga Investment Corp.’s Registration Statement on Form N-2, File No. 333-169135, filed on September 1, 2010).

Exhibit Number	Description

(d)(2)	Form of Indenture by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-186323, filed on April 30, 2013).

(d)(3)	Statement of Eligibility of Trustee on Form T-1.***

(d)(4)	Form of Second Supplemental Indenture between the Company and U.S. Bank National Association (incorporated by reference to Amendment No. 2 to the registrant’s Registration Statement on Form N-2, File No. 333-214182, filed on December 12, 2016).

(d)(5)	Form of Global Note (incorporated by reference to Exhibit (d)(8) hereto, and Exhibit A therein).

(d)(6)	Form of Warrant Certificate and Warrant Agreement***

(d)(7)	Form of Subscription Certificate and Subscription Agreement***

(d)(8)	Form of Articles Supplementary Establishing and Fixing the Rights and Preferences of Preferred Stock (incorporated by reference to Registrant’s registration statement on Form N-2 Pre-Effective Amendment No. 1 (File No. 333-196526) filed on December 5, 2014).

(e)	Dividend Reinvestment Plan (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on September 24, 2014).

(f)	Not applicable.

(g)	Investment Advisory and Management Agreement dated July 30, 2010 between Saratoga Investment Corp. and Saratoga Investment Advisors, LLC (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

(h)(1)	Underwriting Agreement dated July 11, 2018, by and among Saratoga Investment Corp. and Saratoga Investment Advisors, LLC, on the one hand, and Ladenburg Thalmann and Co. Inc., as representative of the several underwriters named in Annex A thereto, on the other hand (incorporated by reference to Post-Effective Amendment No. 8 to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on July 12, 2018).

(h)(2)	Equity Distribution Agreement dated March 16, 2017, by and among Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Ladenburg Thalmann and Co. Inc. and BB&T Capital Markets, a division of BB&T Securities, LLC (incorporated by reference to Post-Effective Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on March 16, 2017).

(h)(3)	Amendment No. 1 to the Equity Distribution Agreement dated October 12, 2017 by and among Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Ladenburg Thalmann and Co. Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, and FBR Capital Markets & Co. (incorporated by reference to Post-Effective Amendment No. 2 to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on October 12, 2017).

(h)(4)	Amendment No. 2 to the Equity Distribution Agreement dated January 11, 2018 by and among Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Ladenburg Thalmann and Co. Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, and B. Riley FBR, Inc. (incorporated by reference to Post-Effective Amendment No. 3 to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on January 11, 2018).

(h)(5)	Amendment No. 3 to the Equity Distribution Agreement dated October 16, 2018 by and among Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Ladenburg Thalmann and Co. Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, and B. Riley FBR, Inc.**

Exhibit Number	Description

(i)	Not applicable.

(j)	Custodian Agreement dated March 21, 2007 between Saratoga Investment LLC and U.S. Bank National Association (incorporated by reference to Saratoga Investment Corp.’s Form 10-Q for the quarterly period ended May 31, 2007).

(k)(1)	Administration Agreement dated July 30, 2010 between Saratoga Investment Corp. and Saratoga Investment Advisors, LLC (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on August 3, 2010).

(k)(2)	Trademark License Agreement dated July 30, 2010 between Saratoga Investment Advisors, LLC and Saratoga Investment Corp. (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on August 3, 2010).

(k)(3)	Credit, Security and Management Agreement dated July 30, 2010 by and among Saratoga Investment Funding LLC, Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Madison Capital Funding LLC and U.S. Bank National Association (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on August 3, 2010).

(k)(4)	Amendment No. 1 to Credit, Security and Management Agreement dated February 24, 2012 by and among Saratoga Investment Funding LLC, Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Madison Capital Funding LLC and U.S. Bank National Association (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on February 29, 2012).

(k)(5)	Form of Indemnification Agreement between Saratoga Investment Corp. and each officer and director of Saratoga Investment Corp. (incorporated by reference to Amendment No. 2 to Saratoga Investment Corp.’s Registration Statement on Form N-2 filed on January 12, 2007).

(k)(6)	Amended and Restated Indenture, dated as of November 15, 2016, among Saratoga Investment Corp. CLO 2013-1, Ltd., Saratoga Investment Corp. CLO 2013-1, Inc. and U.S. Bank National Association. (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on February 28, 2017).

(k)(7)	Amended and Restated Collateral Management Agreement, dated October 17, 2013, by and between Saratoga Investment Corp. and Saratoga Investment Corp. CLO 2013-1, Ltd. (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

(k)(8)	Amendment No. 2 to Credit, Security and Management Agreement dated September 17, 2014 by and among Saratoga Investment Funding LLC, Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Madison Capital Funding LLC and U.S. Bank National Association (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on September 18, 2014).

(l)	Opinion and Consent of Eversheds Sutherland (US) LLP, counsel for Saratoga Investment Corp.**

(m)	Not applicable.

(n)(1)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, relating to Saratoga Investment Corp. and Saratoga Investment Corp. CLO 2013-1, Ltd. (incorporated by reference to Pre-Effective amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-227116, filed on September 27, 2018).

(n)(2)	Report of Ernst & Young LLP regarding the senior securities table contained herein. (incorporated by reference to Post-Effective Amendment No. 6 to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on May 22, 2018).

(o)	Not applicable.

(p)	Not applicable.

Exhibit Number	Description

(q)	Not applicable.

(r)	Code of Ethics of the Company adopted under Rule 17j-1 (incorporated by reference to Amendment No. 7 to the registrant’s Registration Statement on Form N-2, File No. 333-138051, filed on March 22, 2007).

99.1	Statement of Computation of Ratios of Earnings to Fixed Charges. (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on February 28, 2017).

99.2	Form of prospectus supplement for common stock offerings (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

99.3	Form of prospectus supplement for preferred stock offerings (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

99.4	Form of prospectus supplement for subscription rights offering (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

99.5	Form of prospectus supplement for warrant offerings (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

99.6	Form of prospectus supplement for retail note offerings (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

99.7	Form of prospectus supplement for institutional note offerings (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

*	To be filed by pre-effective amendment, if applicable.
**	Filed herewith.
***	To be filed by post-effective amendment, if applicable.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$43,575
FINRA filing fee(1)	$53,000
New York Stock Exchange listing fees(1)	$38,400
Printing expenses(1)	$75,000
Accounting fees and expenses(1)	$20,000
Legal fees and expenses(1)	$150,000
Miscellaneous(1)	$10,000

Total	$389,975

(1)	The amounts set forth above, with the exception of the Securities and Exchange Commission fee, are in each case estimated. All expenses set forth above will be borne by the Registrant.

Item 28.	Persons Controlled by or Under Common Control

The Registrant has two subsidiaries, Saratoga Investment Funding LLC, a Delaware limited liability company and Saratoga Investment Corp. SBIC LP, a Delaware limited partnership. The Registrant owns 100% of the outstanding equity interests of Saratoga Investment Funding LLC and Saratoga Investment Corp. SBIC LP.

In addition, the Registrant may be deemed to control Saratoga Investment Corp. CLO 2013-1 Ltd. one of the Registrant’s portfolio companies.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Company’s common stock as of September 26, 2018.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	18

Item 30.	Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article XI of the Registrant’s Amended and Restated Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The investment advisory agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Saratoga Investment Advisors, LLC (the “investment adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the investment advisory agreement or otherwise as an investment adviser of the Registrant.

The administration agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Saratoga Investment Advisors, LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Saratoga Investment Advisors, LLC’s services under the administration agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors will be set forth in its Form ADV to be filed with the Securities and Exchange Commission.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Saratoga Investment Corp., 535 Madison Avenue, New York, New York 10022;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038;

(3)	the Custodian, U.S. Bank National Association, 214 N. Tryon Street, 12th Floor, Charlotte, North Carolina 28202; and

(4)	the Adviser, Saratoga Investment Advisors, LLC, 535 Madison Avenue, New York, New York 10022.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

(1)

Registrant undertakes to suspend the offering of the securities covered hereby until it amends the prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value declines more than 10% from its net asset value as of the effective date of this Registration Statement, or (b) its net asset value increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2)	Not applicable.

(3)

Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

(4)	Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)

that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii)

the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)

The Registrant hereby undertakes to file a post-effective amendment to the registration statement under Section 8(a) of the Securities Act if the cumulative dilution to its net asset value (“NAV”) per share arising from an offering from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, in the State of New York, on the 16th day of October, 2018.

SARATOGA INVESTMENT CORP.
By: /s/ Christian L. Oberbeck

Name:	Christian L. Oberbeck
Title:	Chief Executive Officer

Signature	Title	Date

/s/ Christian L. Oberbeck	Chief Executive Officer and Director	October 16, 2018
Christian L. Oberbeck	(Principal Executive Officer)

/s/ Henri J. Steenkamp	Chief Compliance Officer and	October 16, 2018
Henri J. Steenkamp	Secretary (Principal Financial and Accounting Officer)

*	President and Director	October 16, 2018
/s/ Michael J. Grisius

*	Director	October 16, 2018
/s/ Steven M. Looney

*	Director	October 16, 2018
/s/ Charles S. Whitman III

*	Director	October 16, 2018
/s/ G. Cabell Williams

*	Signed by Henri J. Steenkamp pursuant to power of attorney granted on September 27, 2018.